FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2004

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒     Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ❑    No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item
1.	English translation of the letter and enclosures dated March 29, 2004 from Telefónica de Argentina S.A. to the Buenos Aires Stock Exchange regarding the enclosed board resolutions and notice of ordinary general meeting of shareholders.

Item 1

[TELEFONICA DE ARGENTINA S.A. LETTERHEAD]

Buenos Aires, March 29, 2004

Messrs.,

Buenos Aires Stock Exchange

Re: Notification of Meeting on April 19th, 2004

Preview Presentation

Dear Sirs,

I take pleasure in addressing you in representation of Telefónica de Argentina S.A. domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, and, in compliance with the provisions in section 74 of the Listing Regulations, I herewith include the following documentation:

a) Relevant text in the Minutes of the Corporation’s Board Meeting Number 146, dated February 10th, 2004, whereby an Ordinary General Meeting is summoned.

b) Text of the summons notice.

Having no further matters to address, I conclude,

/s/ Pablo Llauró

TELEFONICA DE ARGENTINA S.A.

MINUTES OF BOARD MEETING Nº 146

In the city of Buenos Aires, on February 10th, 2004, at 11.00 am, presided over by Mr. Mario Eduardo Vázquez, and with the purpose of celebrating the previously notified meeting of the Board of Directors of Telefónica de Argentina S.A., hereinafter also called the Corporation or the Company, the undersigning Directors and Alternate Directors meet at the company’s legal address at Avenida Ingeniero Huergo 723. Members of the Supervisory Committee signing this minute are also present. Likewise, Mr. Juan Carlos Ros Brugueras is attending this meeting by way of the video teleconference system provided for in section ten of the corporation’s bylaws. The meeting is opened, Mr. Vázquez takes the floor and states that, having constituted quorum, this meeting of the Board of Directors is formal and valid. Mr. Vasquez then submits to the consideration of the Board the first point in the Agenda which states as follows: (...) Next, point three in the Agenda is submitted to consideration. It states as follows:

3.- “Approval of the audited financial statements and documentation referred to in the Law of Business Entities, section 234, paragraph 1, and other applicable regulations, corresponding to the fiscal period ended on December 31st, 2003. Proposal for allocation of profits.” Mr. Vázquez submits to the consideration of the Board the Company’s Balance Sheet, Annual Report, Operating and Financial Review and Prospects, Auditor’s Report, Report of the Supervisory Committee, Statement of Income, Statement of Changes in Net Equity, Statement of Cash Flow, Appendixes, Consolidated Financial Statements and Notes to the Financial Statements, information referred to in the Buenos Aires Stock Exchange Regulation, section 68, all other documentation mentioned in the Law of Business Entities, section 234, paragraph 1, as well as the accounting documentation in English envisioned by the National Securities Commission General Resolution Nº 368/01, drawn up in compliance with requirements of the United States Securities and Exchange Commission, documentation corresponding to the fiscal period started on January 1st, 2003 and ended on December 31st, 2003, copied into the Corporation’s Inventory and Balance Book, and previously distributed to the Board and Supervisory Committee members. Mr. López Basavilbaso briefly outlines the more relevant points of that documentation.

Special attention is given to the analysis of (a) the profit (loss) for the fiscal period; (b) the detailed net equity and (c) the proposal for allocation of profits.

(a)	Profit (loss) for the fiscal period: Ordinary income: four hundred and five million pesos ($ 405 million);

(b)	Detailed net equity: Corporate capital: one thousand seven hundred and forty six million pesos ($ 1,746 million); General adjustment of corporate capital: two thousand one hundred and thirty five million pesos ($ 2,135 million); Legal reserve: four hundred and sixteen million pesos ($ 416 million); Future dividends reserve: one thousand six hundred and twenty six million pesos ($ 1,626 million); Unallocated losses: three thousand one hundred and forty five pesos ($ 3,145); Total net worth: two thousand seven hundred and seventy eight million pesos ($ 2,778 million).

(c)	Proposal for the allocation of profits: Previous year’s unallocated losses: three thousand five hundred and thirteen million pesos ($ -3,513 million); Transition adjustment for the application of new accounting standards: thirty seven million pesos ($ 37 million); Unallocated losses as at December 31st, 2003: three thousand one hundred and forty five million pesos ($ -3,145 million).

Mr. Alfredo Mac Laughlin takes the floor and, in representation of the Corporation’s Audit and Control Committee, proposes that the Board approve the aforementioned accounting documentation. He likewise adds that the Audit and Control Committee is fully satisfied with the information made available on the Company for it to fulfill its duty. In agreement with what has been presented, and after a detailed analysis, it is unanimously resolved to (i) approve all the aforementioned documentation, (ii) forward this documentation to the Shareholders Meeting to be held on April 19th, 2004, that will likewise consider the application of Unallocated Profits (Losses), and (iii) file this documentation with the National Securities Commission, the Buenos Aires Stock Exchange, the United States Securities and Exchange Commission and the New York Stock Exchange. Then, point 4 of the Agenda is discussed. It states as follows:

4.- “Notification of Ordinary General Meeting”. Mr. Alvarez Trongé takes the floor, and expresses that, in compliance with legal corporate provisions, and in agreement with the Corporation’s bylaws and the resolutions pursuant to the preceding points, it is appropriate to summon an Ordinary General Meeting of Shareholders, for which reason the Board unanimously resolves to summon the Company’s shareholders to attend an Ordinary General Meeting, and Special Class A and B Meetings, all of which will be held on April 19th, 2004 at 10:00 am (first call), at Avenida Ingeniero Huergo 723, 21st floor, City of Buenos Aires, with the following Agenda:

1.- Appointment of two shareholders to approve and sign the Minutes.

2.- Consideration of the Company’s Balance Sheet, Annual Report, Operating and Financial Review and Prospects, Auditor’s Reports, Report of the Supervisory Committee, Statement of Income, Statement of Changes in Net Equity, Statement of Cash Flow, Appendixes, Consolidated Financial Statements and Notes to the Financial Statements, information referred to in the Buenos Aires Stock Exchange Regulation, section 68, all other documentation mentioned in the Law of Business Entities, section 234, paragraph 1, as well as the accounting documentation in English established by the National Securities Commission General Resolution Nº 368/01, documentation corresponding to the fiscal period ended on December 31st, 2003. Proposal for the distribution of unallocated profits (losses) as at December 31st, 2003.

3.- Approval of the performance of the Board and Supervisory Committee members.

4.- Determination of the number of Directors and Alternate Directors.

5.- Appointment of Directors and Alternate Directors for Class A shareholders.

6.- Appointment of Directors and Alternate Directors for Class B shareholders.

7.- Appointment of three members and alternate members to the Supervisory Committee.

8.- Determination of the compensation to the Certifying Accountant of the Financial Statements for the fiscal year ended December 31st, 2003 and appointment of a Certifying Accountant for the Financial Statements for the fiscal year to end on December 31st, 2004.

9.- Approval of the Audit Committee’s operating budget.

10.- Consideration of the extension of the Corporation’s management contract. Points 5 and 6 shall be addressed and solved at the Special Class A and B Meetings respectively, pursuant to the provisions in section eleven of the Corporation’s bylaws. Likewise, and in agreement with the provisions of the Corporation’s bylaws and the corporate regulations currently in force, the Board unanimously resolves to summon the Company’s shareholders to a second call, in the event of the failure of the first call, of the General Ordinary Meeting and Special Class A and B Meetings, respectively, all of which will be held, if appropriate, on April 19th, 2004, at 11:00 am, at Avenida Ingeniero Huergo 723, 21st floor, City of Buenos Aires, with the previously copied Agenda. Next, point five in the Agenda is submitted to consideration which states (…)

7.- “Reports by the Directors of the Board.” In the absence of interventions by other Directors, and in conformity with the provisions of section 10 of the Corporation’s bylaws, the attending members of the Supervisory Committee, attest to the propriety of the decisions made, and the session is adjourned at 1 pm.

TELEFONICA DE ARGENTINA S.A.

SUMMONS NOTICE

The Company’s shareholders are summoned to attend the Ordinary General Meeting and Special Class A and B Meetings that will be held on December 19th, 2004, at 10:00 am (first call), and at 11:00 am, (second call), at Avenida Ingeniero Huergo 723, 21st floor, City of Buenos Aires (is not the legal address of the company) with the following:

AGENDA:

1.- Appointment of two shareholders to approve and sign the Minutes.

2.- Consideration of the Company’s Balance Sheet, Annual Report, Operating and financial review and prospects, Auditor’s Reports, Report of the Supervisory Committee, Statement of Income, Statement of Changes in Net Equity, Statement of Cash Flow, Appendixes, Consolidated Financial Statements and Notes to the Financial Statements, information referred to in section 68 of the Buenos Aires Stock Exchange Regulations, and all other documentation referred to in section 234, paragraph 1 of the Law of Business Entities, as well as the accounting records in English as established by General Resolution Nbr. 368/01 of the National Securities Commission (Comisión Nacional de Valores), documentation related to the fiscal year ended on December 31st, 2003. Submit for consideration the destination of retained earnings as at December 31st, 2003.

3.- Approval of the performance of the Board and Supervisory Committee members.

4.- Determination of the number of Directors and Alternate Directors.

5.- Appointment of Directors and Alternate Directors for Class A shareholders.

6.- Appointment of Directors and Alternate Directors for Class B shareholders.

7.- Appointment of three members and alternate members to the Supervisory Committee.

8.- Determination of the compensation to the Certifying Accountant of the Financial Statements for the fiscal year ended December 31st, 2003 and appoint a Certifying Accountant for the Financial Statements for the fiscal year to end on December 31st, 2004.

9.- Approval of the operating budget for the Audit Committee.

10.- Consideration of the extension of the Company’s management contract.

BOARD OF DIRECTORS

Note: In order to attend the meetings, shareholders are required to deposit the ownership certificates of their book-entry shares issued to that effect by the Depository of Securities (Caja de Valores S.A.), at Avenida Ingeniero Huergo 723, 17th floor, in the City of Buenos Aires, between 2.00 pm and 6.00 pm, and before the deadline of 6.00 pm on April 13th, 2004, in compliance with provisions of section 238, part one of Law 19.550.

Points 5 and 6 will be addressed and solved at Special Class A and B Meetings respectively, pursuant to the provisions in section 11 of the Corporation’s bylaws; to this effect the ownership certificates of the book entries deposited and recorded in the attendance log, will vouch for admission.

Mario Eduardo Vázquez

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A.

By:	/s/ Cecilia Maestri
Name:	Cecilia Maestri
Title:	Power of Attorney

Date: April 1, 2004